

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2012

Via E-mail
Mr. Robert J. Sharp
Chief Executive Officer
Sharp Performance, Inc.
12 Fox Run
Sherman, CT 06784-1741

>   **Re: Sharp Performance, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed May 11, 2012**
>   **File No. 333-162072**

Dear Mr. Sharp:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please number all pages of your next amendment.

2.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

3.   Please generally update the disclosure in your prospectus, as appropriate. As examples only, we note the following:

*   The statistics on pages 4 and 9 relate to 2009, 2008 and/or 2007;

*   Mr. Sharp's age on page 5 has not been updated; and

*   The number of holders of record in the "Market for Common Equity and Related Stockholders Matters" section has not been updated.

4.   Please include Part II of Form S-1. Please note that, because you did not include Part II of Form S-1 in your most recent amendment, we also are re-issuing comment 2 in our letter dated November 9, 2010.

5.   We note your response to comment 1 in our letter dated November 9, 2010, in which you indicate that you are not a blank check company. As previously requested, please state this in your registration statement.

Prospectus Cover Page

6.   Please update the page number on which the "Risk Factors" section begins. This comment also applies to the similar reference on page 5.

Determination of Offering Price, page 12

7.   We note your response to comment 4 in our letter dated November 9, 2010. Please revise your disclosure to include the information contained in your response. In addition, please explain why you based the offering price "on the needs of the business to generate sufficient capital for the Company to execute its business plan" when the company will not receive any proceeds from the offering.

Business

8.   We note your response to comment 5 in our letter dated November 9, 2010. As previously requested, please disclose in your filing the amount of funds you anticipate requiring to fund your continued operations for the next 12 months.

9.   We note your response to comment 6 in our letter dated November 9, 2010. Please revise your disclosure to include the information contained in your response.

10.   Please generally update the "Business" section of your prospectus to account for the passage of time since the filing of Amendment No. 2 to your Form S-1. For example, we note your response to comment 1, which indicates that the company "retool[ed] its business model when the credit crisis arose" and "has reengaged its business model and has relationships with multiple automobile dealerships"; however, your disclosure has not been revised to reflect any such changes in your business model or the presence of additional clients. Please also update the disclosure under "Revenue Streams" as applicable, for example to reflect the current status of your business and the number of clients for whom you have provided and currently provide services. In addition, we note the following specific statements that require updating:

- "Mr. Sharp has been in discussion with at least six dealers in the Fairfield County, Connecticut area…."

- "He is currently working on a design for a car manufactured by Jaguar."

- "Mr. Sharp has been in discussions with six new dealerships. . . ."

Management's Discussion and Analysis of Financial Condition and Results of Operations

11.   Please update your discussion of results of operations and liquidity and capital resources to also discuss the interim financial statements presented.

12.   We note your response to comment 7 in our letter dated November 9, 2010, as well as the disclosure of related party transactions in Note 4 to your financial statements. Please revise this section and the "Transactions with Related Persons, Promoters and Certain Control Persons" section to include appropriate disclosure of these transactions. Refer to Items 303, 404(d) and the Instructions to Item 404 of Regulation S-K.

13.   Your response to comment 8 in our letter dated November 9, 2010 does not appear to respond appropriately to the comment. Accordingly, we re-issue that comment.

Results of Operations for the Year Ended June 30, 2011 as Compared to Year Ended June 30, 2010

14.   Please update your discussion of revenues to explain why revenues increased. In doing so, please discuss any new consulting agreements including the currently disclosed consulting agreement that commenced in June 2010.

15.   Please disclose the underlying reasons for the changes in professional fees and general and administrative expenses.

Liquidity and Capital Resources

16.   We reviewed your response to comment 11 in our letter dated October 9, 2010. In your response to comment 17 in our letter dated March 12, 2010 that you state your sole officer and director has agreed to pay operating expenses until sufficient consulting revenues have been generated. We also note your disclosure in the second sentence under the "Description of Property" heading in this filing regarding the agreement to fund operating expenses until sufficient consulting revenues are received. As previously requested, please disclose the existence, nature and terms of this agreement in your discussion of liquidity and capital resources or revise your disclosure under the "Description of Property" heading of this filing if no such agreement exists.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

17.   In the fourth line of the third paragraph under the "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure" heading you refer to your current auditor, Li, rather than former auditor, Bernstein. Please revise to refer to Bernstein. Refer to Item 304(a)(1)(iv) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons

18.   We note your response comment 14 in our letter dated November 9, 2010, as well as your statement that you "currently utilize office space from Mr. Sharp, and going forward expect this space to be provided by Mr. Sharp at no-charge to the Company." Please revise this disclosure to clarify whether you have paid rent on this office space other than in July and August 2008 and whether you currently pay rent on this office space. Please also revise this disclosure to clarify whether you have executed an agreement with Mr. Sharp pursuant to which he has agreed not to charge the company rent for this office space.

Annual Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Going Concern

19.   We note that your principle cash inflows have been from advances from a related party for working capital purposes yet there is no discussion of such advances as a part of management's viable plans. Please note that financial statements will be considered false and misleading if those financial statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation. Financial statements containing audit reports that contain going concern language should contain prominent disclosure of the registrant's viable plans to overcome such difficulties. Please revise your disclosure to include more detailed disclosure of your viable plans to overcome such difficulties or tell us why you believe your current disclosure is adequate. Refer to Section 607.02 of the Financial Reporting Codification.

Signatures

20.   Please revise your disclosure to include the introductory language and signatures required by Form S-1.

Exhibit 5.2

21.   We note your response to comment 19 in our letter dated November 9, 2010. Please file the revised opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director